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SECURIT ... ON

ANNU 11017073 RT

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2011
DIVISION OF MARKET REGULATION

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Oyc 3/2/11

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68376

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Credit Suisse Prime Securities Services (USA), LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Credit Suisse Prime Securities Services (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
and Supplemental Schedule
As of December 31, 2010
And Independent Auditors' Report
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT

Pursuant to Rule 17a-5 (e) (3)
Under the Securities Exchange Act of 1934

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Prime Securities Services (USA), LLC:

We have audited the accompanying statement of financial condition of Credit Suisse Prime Securities Services (USA), LLC (the "Company") (a wholly-owned subsidiary of Credit Suisse (USA), Inc.) as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Prime Securities Services (USA), LLC as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

KPMG LLP

February 28, 2011

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
December 31, 2010
(In thousands)

ASSETS

Cash	$	794
Securities borrowed from affiliate		12,500
Equities (of which $86,323 was encumbered)		86,323
Receivable from affiliate		7
Taxes receivable from affiliate		17
Total assets	$	99,641

LIABILITIES AND MEMBER'S EQUITY

Obligation to return securities received as collateral	$	86,323
Other liabilities		49
Total liabilities	$	86,372
Member's Equity:		
Member's contributions		13,300
Accumulated deficit		(31)
Total member's equity		13,269
Total liabilities and member's equity	$	99,641

See accompanying notes to statement of financial condition.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2010

1. Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Prime Securities Services (USA) LLC (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. ("CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

On June 5, 2009 the Company was formed and organized under the laws of the State of Delaware.

The Company is a U.S. registered broker-dealer that is engaged in the borrowing and lending of securities.

Significant Accounting Policies

Basis of financial information. To prepare the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates.

Cash. Cash includes demand deposits held in banks.

Securities borrowed from affiliate and Equities. The Company enters into transactions involving securities borrowed transactions to accommodate clients and to earn interest spreads. Securities borrowed transactions are recorded at the amount of cash collateral advanced. The Company monitors the market value of securities borrowed daily and obtains or refunds collateral as necessary.

In connection with its securities lending business the Company receives equities from counterparties as collateral. In such transactions, the Company recognizes the equities received and recognizes a liability for the same amount in obligation to return securities as collateral in the statement of financial condition. All of the Company's equities are carried at fair value. See Note 2 for more information.

Other liabilities. Other liabilities primarily includes the accrual for audit fees.

Recently Adopted Accounting Standards

ASC Topic 820 – Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASUs") 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), an update to Accounting Standards Codification ("Codification" or "ASC") 820, "Fair Value Measurements and Disclosures". ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and the level 3 reconciliation of assets and liabilities by class of financial instrument. In addition, the ASU expanded its disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

1. Summary of Significant Accounting Policies (Continued)

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Company's financial condition. See Note 2 for more information.

ASC Topic 860 – Transfers and Servicing

In December 2009, the FASB issued ASU 2009-16, "Accounting for Transfers of Financial Assets" ("ASU 2009-16"). ASU 2009-16 was issued to update the Codification for the June 2009 issuance of SFAS No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140", which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a QSPE. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Company) and for interim and annual reporting periods thereafter. The Company's financial condition was not impacted by the adoption of ASU 2009-16.

2. Fair Value of Assets and Liabilities

The fair value of the Company's assets is based on quoted prices in active markets or observable inputs. These instruments include listed equity securities.

Deterioration of the financial markets could significantly impact the fair value of these instruments and the Company's financial condition.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

2. Fair Value of Assets and Liabilities (Continued)

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

Fair value of assets and liabilities

December 31, 2010	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
		(In thousands)		
Assets				
Finance and insurance	$ 8,941	$ —	$ —	$ 8,941
Health care and social assistance	4,325	—	—	4,325
Information	6,464	—	—	6,464
Manufacturing	24,562	—	—	24,562
Mining, quarrying, and oil and gas extraction	14,175	—	—	14,175
Other services (except public administration)	15,474	—	—	15,474
Professional, scientific, and technical services	3,240	—	—	3,240
Utilities	6,464	—	—	6,464
Other equity instruments	2,678	—	—	2,678
Total Equities	86,323	—	—	86,323
Total assets at fair value	$ 86,323	$ —	$ —	$ 86,323
Liabilities				
Obligation to return securities as collateral	$ 86,323	$ —	$ —	$ 86,323
Total liabilities at fair value	$ 86,323	$ —	$ —	$ 86,323

2. Fair Value of Assets and Liabilities (Continued)

Transfers between Level 1 and Level 2

There were no transfers between level 1 and level 2 during the year ended December 31, 2010.

Qualitative Disclosures of Valuation Techniques

The Company's equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. In connection with its securities lending business the Company receives equities from counterparties as collateral. In such transactions, the Company recognizes the equities received and recognizes a liability for the same amount in obligation to return securities as collateral in the statement of financial condition.

3. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2010:

ASSETS	(In thousands)
Securities borrowed from affiliate	$ 12,500
Receivable from affiliate	7
Taxes receivable from affiliate	17
Total assets	$ 12,524

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA.

CS USA made a capital contribution of $13 million to the Company which was used to meet regulatory requirements.

4. Transfers of Financial Assets

As part of the Company's financing activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2010:

	December 31, 2010 (In thousands)
Fair value of the financial instruments pledged and assigned as collateral by the Company	$ 86,323
of which was encumbered	86,323
Fair value of the collateral received by the Company with the right to sell or repledge	86,323
of which was sold or repledged	—

5. Concentrations of Credit Risk

As a U.S. registered broker-dealer, the Company is engaged in financing activities for hedge fund clients. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. The Company uses various means to manage its credit risk. The creditworthiness of the counterparty is analyzed at the outset of a credit relationship with the Company. The counterparty is subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for the counterparty. As of December 31, 2010, the Company had one counterparty.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires the customer to deposit additional collateral, or reduce positions, when necessary.

6. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital requirements of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions or $250 thousand, whichever is greater. As of December 31, 2010, the Company's net capital of $13.2 million was in excess of the SEC's minimum requirement by $13.0 million.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2010, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii). As a registered Broker Dealer, the Company does not carry securities accounts for customers and therefore is exempt from the provisions of SEC Rule 15c3-3.

7. Legal Proceedings

Management of the Company is not aware of any legal proceedings or other matters arising out of the Company's activities as a U.S. registered broker-dealer that would result in a material adverse effect on the Company's financial position.

8. Subsequent Events

The Company has evaluated the potential for subsequent events through the date of issuance of the statement of financial condition on February 28, 2011.

CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Computation of Net Capital
Pursuant to SEC Rule 15c3-1
As of December 31, 2010
(In thousands)

Member's equity	$	13,269
Nonallowable assets and miscellaneous capital charges:		
Total non-allowable assets		24
Total		24
Net capital		13,245
Minimum capital required (the greater of 2% of aggregate debits as shown in computation for determining of reserve requirements)		250
Capital in excess of minimum requirements	$	12,995

NOTE: There are no differences between the amounts presented above and the amounts included in Credit Suisse Prime Securities Services (USA), LLC's unaudited FOCUS Report as of December 31, 2010 as filed on February 9, 2011. Therefore, no reconciliation of the two computations is deemed necessary.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Member of
Credit Suisse Prime Securities Services (USA), LLC:

In planning and performing our audit of the statement of financial condition of Credit Suisse Prime Securities Services (USA), LLC (the "Company") (a wholly-owned subsidiary of Credit Suisse (USA), Inc), as of December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011